Setting the Record Straight, Once Again November 7, 2011 Validus’ Compelling Increased Offer FILED BY VALIDUS HOLDINGS, LTD. PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND DEEMED FILED PURSUANT TO RULE 14a-12 UNDER THE SECURITIES EXCHANGE ACT OF 1934 SUBJECT COMPANY: TRANSATLANTIC HOLDINGS, INC. COMMISSION FILE NO. 001-10545

Cautionary Note Regarding Forward-Looking Statements 2 This presentation may include forward-looking statements, both with respect to Validus and its industry, that reflect Validus' current views with respect to future events and financial performance. Statements that include the words "expect," "intend," "plan," "believe," "project," "anticipate," "will," "may," "would" and similar statements of a future or forward-looking nature are often used to identify forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties, many of which are beyond Validus' control. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements. Validus believes that these factors include, but are not limited to, the following: 1) uncertainty as to whether Validus will be able to enter into or consummate the proposed transaction on the terms set forth in Validus' proposal; 2) uncertainty as to the actual premium that will be realized by Transatlantic stockholders in connection with the proposed transaction; 3) failure to realize the anticipated benefits (including combination synergies) of the proposed transaction, including as a result of delay in completing the transaction or integrating the businesses of Validus and Transatlantic; 4) uncertainty as to the long-term value of Validus voting common shares; 5) unpredictability and severity of catastrophic events; 6) rating agency actions; 7) adequacy of Validus' or Transatlantic's risk management and loss limitation methods; 8) cyclicality of demand and pricing in the insurance and reinsurance markets; 9) Validus' ability to implement its business strategy during "soft" as well as "hard" markets; 10) adequacy of Validus' or Transatlantic's loss reserves; 11) continued availability of capital and financing; 12) retention of key personnel; 13) competition in the insurance and reinsurance markets; 14) potential loss of business from one or more major reinsurance or insurance brokers; 15) the credit risk Validus assumes through its dealings with its reinsurance and insurance brokers; 16) Validus' or Transatlantic's ability to implement, successfully and on a timely basis, complex infrastructure, distribution capabilities, systems, procedures and internal controls, and to develop accurate actuarial data to support the business and regulatory and reporting requirements; 17) general economic and market conditions (including inflation, volatility in the credit and capital markets, interest rates and foreign currency exchange rates); 18) the integration of businesses Validus may acquire or new business ventures Validus may start; 19) the legal, regulatory and tax regimes under which Validus operates; 20) the effect on Validus' or Transatlantic's investment portfolios of changing financial market conditions, including inflation, interest rates, liquidity and the recent downgrade of U.S. securities by Standard & Poor’s and the possible effect on the value of securities in Validus’ and Transatlantic’s investment portfolios, as well as other factors; 21) acts of terrorism or outbreak of war or hostilities; 22) availability of reinsurance and retrocessional coverage; and 23) the outcome of transaction related litigation, as well as management's response to any of the aforementioned factors. The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the Risk Factors included in Validus' and Transatlantic's most recent reports on Form 10-K and Form 10-Q and other documents of Validus and Transatlantic on file with the Securities and Exchange Commission. Any forward-looking statements made in this presentation are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Validus will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Validus or its business, operations or financial condition. Except to the extent required by applicable law, Validus undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise. No rating agency (A.M. Best, Moody's, or Standard & Poor's) has specifically approved or disapproved or otherwise taken definitive action on the potential transaction. The contents of any websites referenced in this presentation are not incorporated by reference into this presentation.

Additional Information, Participants in the Solicitation & Non-GAAP Financial Measures 3 Additional Information about the Proposed Transaction and Where to Find It: Validus has commenced an exchange offer to acquire all of the outstanding shares of common stock of Transatlantic. This presentation is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, shares of Transatlantic common stock, nor is it a substitute for the Tender Offer Statement on Schedule TO or the prospectus/offer to exchange included in the Registration Statement on Form S-4 (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”) filed by Validus with the Securities and Exchange Commission. The Registration Statement on Form S-4 has been declared effective by the Securities and Exchange Commission. The Exchange Offer will be made only through the Exchange Offer Documents. This presentation is also not a substitute for the definitive consent solicitation statement that Validus may file with the Securities and Exchange Commission or any other documents which Validus may send to its or Transatlantic’s stockholders in connection with the consent solicitation. Investors and security holders are urged to read the Exchange Offer Documents, the definitive consent solicitation statement and all other relevant documents that Validus has filed or may file with the Securities and Exchange Commission if and when they become available because they contain or will contain important information about the proposed transaction and the consent solicitation. All such documents, if filed, will be available free of charge at the Securities and Exchange Commission’s website (www.sec.gov) or by directing a request to Innisfree M&A Incorporated at (877) 717-3929 (banks and brokers may call collect at (212) 750-5833). Participants in the Solicitation: Validus, its directors and certain of its officers and Validus’ nominees to the Transatlantic board of directors may be deemed to be participants in any solicitation of Transatlantic stockholders in connection with the consent solicitation. Information about the participants in the solicitation is available in the preliminary consent solicitation statement that Validus filed with the Securities and Exchange Commission in connection with the consent solicitation. Other information regarding the participants and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary consent solicitation statement. Non-GAAP Financial Measures: In presenting the Company’s results herein, management has included and discussed certain schedules containing diluted book value per common share is not calculated under standards or rules that comprise U.S. GAAP. Such measures are referred to as non-GAAP. Non-GAAP measures may be defined or calculated differently by other companies. We believe that these measures are important to investors and other interested parties. These measures should not be viewed as a substitute for those determined in accordance with U.S. GAAP. Diluted book value per share is calculated based on total shareholders’ equity plus the assumed proceeds from the exercise of outstanding stock options and warrants, divided by the sum of unvested restricted shares, stock options, warrants and share equivalents outstanding (assuming their exercise). A reconciliation to the most comparable GAAP measure for diluted book value per share can be found in the Appendix to this presentation. See pages 24-26 for endnotes accompanying each page

Validus’ Increased Offer and Path to Completion

The Transatlantic Board Rejected an Offer with a Total Value of $55.58 per Transatlantic Share on October 31 that is Currently Valued at $57.34 Validus’ increased offer provides compelling value for Transatlantic stockholders However, every day the Transatlantic board continues its share repurchases, the $2.00 additional pre-closing cash dividend is reduced Transatlantic’s share repurchases since October 31, 2011 have already reduced the $2.00 additional dividend to $1.752 Offer valued at $57.34 total value per Transatlantic share based on November 4, 2011 Validus closing share price – would have been $57.59 on such date but for Transatlantic’s failure to suspend its share repurchase program 5 Total Value of the Increased Offer Transatlantic’s Board Rejected as of October 31 1.5564 Validus shares (Validus share price of $27.36 as of October 31, 2011) $42.58 + $11.00 pre-closing cash dividend $11.00 + $2.00 additional pre-closing cash dividend1 $2.00 = Total Offer Value on October 31 per Transatlantic Share $55.58

Overview of Validus' Increased Offer – Total Value of $57.34 per Transatlantic Share as of November 4 6 Structure Exchange Offer with stock and cash consideration Tax-free for Transatlantic stockholders1 in consensual transaction Offer Components Fixed exchange ratio of 1.5564 Validus shares per Transatlantic share; $11.00 in cash per Transatlantic share through a pre-closing dividend financed from new borrowings, which is an additional $3.00 per share above Validus’ initial offer; and $1.75 in cash per Transatlantic share as of November 3, 2011 through a pre-closing dividend funded from available cash on hand at Transatlantic (as of October 31, 2011 the additional dividend offered was $2.00)2 Premium 30.3% premium to June 10, 2011 unaffected Transatlantic closing share price3 17.0% premium to Transatlantic July 12, 2011 closing share price4 5.4% premium to Transatlantic November 4, 2011 closing share price Pro Forma Ownership (Fully Diluted)5 53% by Validus shareholders 47% by Transatlantic stockholders Key Conditions Majority of Transatlantic stock tendered Validus shareholder approval Customary regulatory approvals6 Pro Forma Effect Modestly accretive to diluted book value per share and tangible book value per share Capital Management Validus’ board has approved an increase in the current Validus share repurchase authorization to an aggregate of $1 billion, contingent upon the consummation of the acquisition of Transatlantic7

The Implied Value of Validus’ Increased Offer Represented a Material Premium to Transatlantic’s Share Price and the AWAC Offer that its Board Accepted 7 Value per Share Value per Transatlantic Share1 1 2 Market value is the criteria on which to judge a transaction, not book value $42.50 $47.50 $52.50 $57.50 $62.50 Jun-11 Jul-11 Aug-11 Sep-11 Oct-11 Nov-11 Validus Offer AWAC Offer Transatlantic Share Price

The Transatlantic board’s pattern of behavior seems inconsistent with maximizing value for its stockholders: 1. Agreed to a cozy, low-premium “merger of equals” with AWAC that ultimately terminated in the face of overwhelming Transatlantic stockholder opposition 2. Refused to engage with Validus for prolonged period, despite acknowledging the possibility of achieving a “superior proposal” 3. Undertook steps to try to deny Transatlantic stockholders the ability to accept Validus’ proposal by enacting a poison pill and initiating litigation 4. Summarily rejected Validus’ increased offer, and its compelling value and logic, on the basis of empty assertions and flawed analyses 5. Prolongs its “strategic review process” in the absence of credible alternatives, despite upcoming renewal season and a superior proposal from Validus capable of being consummated by year end Despite months of deliberation, the Transatlantic board still fails to act to maximize value for Transatlantic stockholders by entering into a premium transaction with Validus By taking its increased offer directly to Transatlantic stockholders, Validus intends to remedy the situation in an expeditious manner 8 Transatlantic Stockholders Should Question Whether the Transatlantic Board’s Actions Are Consistent with Maximizing Stockholder Value

Path to Completion – Consent Solicitation and Increased Exchange Offer Given the Transatlantic board’s summary rejection of Validus’ increased offer, Validus is pursuing its consent solicitation to replace the Transatlantic board with three highly qualified and independent director candidates Raymond Groth Paul Haggis Thomas Wajnert While the Nominees will need to determine in accordance with their fiduciary duties whether to accept Validus' increased offer, Validus believes that election of the Nominees will signal that a majority of Transatlantic stockholders favor a transaction with Validus On November 2, Validus sent a notice to Transatlantic to set a record date for the consent solicitation - pursuant to Transatlantic’s bylaws, the record date must be a date within 20 days of such notice Can replace Transatlantic board upon receiving support of a majority of Transatlantic stock outstanding through consent solicitation Validus has amended its exchange offer to reflect the increased consideration for Transatlantic stockholders 9 Validus urges Transatlantic stockholders to support the consent solicitation and thereafter tender their shares into the Validus exchange offer Adjunct Professor at The Fuqua School of Business, Duke University Previously a senior investment banker at First Union and First Boston, as well as an attorney at Cravath Served as a director of Specialty Underwriters' Alliance Chairman of Alberta Enterprise Corp Previously President and CEO of the Ontario Municipal Employees Retirement System, with senior executive positions at Princeton Developments, Public Sector Pension Investment Board, Manulife, ATB Financial and Metlife Director of Advantage Energy Trust, C.A. Bancorp and Insurance Corporation of British Columbia Senior Managing Director of The Alta Group Previously Senior Adviser to Irving Place Capital Partners, Managing Director of Fairview Advisors, Chairman and CEO of EPIX Holdings, and Chairman and CEO of AT&T Capital Corporation Director of Reynolds America, UDR, the St. Helena Hospital Foundation, and FGIC, and previously director of JLG Industries and NYFIX

Validus Plus Transatlantic – The Right Combination at the Right Time

Validus' Increased Offer Easily Satisfies Transatlantic's Stated "Strategic Objectives", While a "Go It Alone" Approach Does Not

	Transatlantic "Go It Alone"	Validus Proposal / Combination
Shareholder Value	× **No** premium for Transatlantic stockholders × **No catalyst** for trading multiple expansion × **No** cash to Transatlantic stockholders	✓ **30.3% premium** to June 10, 2011 unaffected Transatlantic closing share price[1] ✓ Significant continuing equity interest in combined entity via **higher multiple stock consideration** ✓ Significant cash component[2]
Scale	× Maintenance of **status quo** – number eight ranked P&C reinsurance company[3], $400mm in catastrophe premiums	✓ **Top six P&C reinsurance company worldwide** compared to a comprehensive peer group, as well as a market leader in the U.S. and Bermuda[3] ✓ Pro forma managed catastrophe **premiums of over $1 billion**
Expense Synergies	× **No** expense synergies	✓ Significant opportunities to **expand earnings, ROE and book value growth** through combination
Capital Management	× **No** incremental excess capital × Existing share repurchases which are **continuing to reduce the additional pre-closing cash dividend** available to all stockholders in Validus transaction	✓ Active capital management is a **core element of Validus' strategy** ✓ The combination creates **~$1 billion** of pre‐synergy, pre-catastrophe earnings power which, together with excess capital created by the transaction, would be available for **expanded share repurchase activity**[4] ✓ Validus' board has approved an increase in the current Validus share repurchase authorization to an aggregate of $1 billion, contingent upon the consummation of the acquisition of Transatlantic[5]

VALIDUS GROUP

11

12 Structural Flexibility Maintenance of status quo Capital trapped within U.S. Bermuda domicile vs. Transatlantic’s existing inefficient domicile Capital flexibility allows Validus to shift capital as needed to maximize returns Insurance Operations No insurance experience or track-record Top tier position at Lloyd’s, with over $1 billion of GPW and top quartile Lloyd’s financial performance Immediate access to the U.S. excess and surplus market EU Passport No EU passport EU passport through Validus Re Europe Limited, funded as appropriate to support the combined company’s expanding business Specialty Focus Maintenance of status quo 52% property short-tail, 1 including 17% property-cat, and 21% casualty short-tail1 Ratings Maintenance of status quo Rating agency commentary indicates Validus and Transatlantic would be “strong partners” Transatlantic has publicly acknowledged its business would be “fine” with an A rating Complementary lines, leading to greater diversification benefits Risk No integration risk – but significant execution risk and no transaction benefits Validus has significant experience in successfully integrating major transactions – IPC and Talbot Transatlantic “Go It Alone” Validus Proposal / Combination Validus’ Increased Offer Easily Satisfies Transatlantic’s Stated “Strategic Objectives”, While a “Go It Alone” Approach Does Not (cont’d)

Validus Has an Established Record of Trading at a Book Value Premium to Transatlantic 13 Price / As-Reported Diluted Book Value1 Price / As-Reported Diluted Book Value 1 Validus and Transatlantic multiples impacted by proposed transaction process 1.02x 0.94x 0.87x 0.88x 0.90x 0.84x 0.83x 0.92x 0.95x 1.05x 0.84x 0.67x 0.78x 0.87x 0.83x 0.81x 0.81x 0.77x 0.76x 0.76x 0.76x 0.76x 0.76x 0.85x 0.50x 0.60x 0.70x 0.80x 0.90x 1.00x 1.10x 2008Q4 2009Q1 2009Q2 2009Q3 2009Q4 2010Q1 2010Q2 2010Q3 2010Q4 2011Q1 2011Q2 2011Q3 Validus Transatlantic

Credibility Matters: Transatlantic Continues to Make Irresponsible and Unsupported Statements

15 Financial Strength Ratings “There's a lot still pending,” said John Andre, Group VP in the property/casualty rating area of the rating agency A.M. Best Co. Inc. in Oldwick, N.J. “We see both Validus and AWAC as strong partners for Transatlantic, however it works out.” - Business Insurance, July 18, 2011 Ratings Agencies have Publicly Stated their Opinions on the Validus/Transatlantic Combination... “...we did think about this [Transatlantic not keeping an A+ rating] internally when looking at the merger [with AWAC]. Long story short is, no, we think we’d be fine at an A rating... we went over this pretty extensively with our managers, Paul Bonny and Javier Vijil. And international and America, we feel confident that we will be fine with an A.” - Michael Sapnar, Transatlantic EVP and COO; Transatlantic/AWAC announcement conference call, June 13, 2011... And Transatlantic has Indicated it would be “Fine” and “Confident” at an A Rating Transatlantic seems to continue to use ratings as a pretext to divert its stockholders’ attention

Comparative Capital Structures On a standalone basis, Validus has lower leverage than Transatlantic1 Over the past six years Transatlantic's year end debt-to-capital ratio has averaged approximately 20% and was 22.7% in 2005 As Transatlantic knows, a debt-to-capital ratio of 20-25% is within the range for an A financial strength rating 16 Comparative Debt-to-Capital Ratios1 – 9/30/11 Pro Forma Standalone Historical Transatlantic Debt-to-Capital Ratios

Transatlantic’s Reserve Position 17 What Transatlantic Claims: “Solid reserves”1 What Reality Looks Like: Transatlantic Net Reestimated Calendar Year Liability at 12/31/2010 For Each Year 2000 - 20092 Includes $61mm benefit from UGC settlement Became negative in 2010 Despite recent improvements in calendar year development, Transatlantic’s reserves have historically proved inadequate and Validus continues to believe that a $500mm pre-tax strengthening of Transatlantic’s reserves is appropriate ($ in millions) 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 End of Year 2,615 2,909 3,258 3,956 4,981 5,690 6,207 6,900 7,349 7,872 1 Year Later 7,815 2 Years Later 7,405 3 Years Later 7,040 4 Years Later 6,531 5 Years Later 6,527 6 Years Later 6,365 7 Years Later 6,045 8 Years Later 5,911 9 Years Later 5,730 10 Years Later 5,045 Redundancy / (Deficiency) (2,430) (2,821) (2,653) (2,089) (1,384) (837) (323) (141) (56) 57

18 In Transatlantic’s latest presentation, it resorts to a newly-created ‘concept’ in an apparent effort to confuse its stockholders as to the significant benefits of Validus’ increased offer Transatlantic’s Risk-Reward “Analysis” Transatlantic has created a new measure for “risk-adjusted returns” which conveniently scores Transatlantic as a 4.9x and Validus at a 2.2x Yet the fine print footnotes reveal average ROE for Validus at 15.1% vs. 13.1% for Transatlantic The lowest-scoring company by Transatlantic’s new measure is RenaissanceRe at 2.0x But RenaissanceRe trades at a premium multiple to book of 1.19x (as of November 4, 2011) Long-tail Short-tail Would investors prefer a 13.1% ROE or a 15.1% ROE...?

Transaction Integration Transatlantic's board tries to alarm investors by claiming a transaction with Validus has "integration/culture" risks Validus’ increased offer included a commitment on organizational structure: Mike Sapnar to be CEO of Transatlantic Re Retention of senior Transatlantic management Minimal employee redundancy Maintain and grow the Transatlantic brand and franchise 19 Is the “risk” that the Transatlantic board will lose their positions in a transaction with Validus the Transatlantic board’s key concern?

Validus is the Superior Steward for Investors’ Capital

The Validus Board has Deep Industry Expertise and Hundreds of Millions Invested in the Success of the Company Validus Transatlantic Ten members, eight non-management (80% non-management directors) Seven members, five non-management (71% non-management directors) Average age of non-management directors is 54 Average age of non-management directors is 66 Four non-management directors with insurance management expertise directly relevant to P&C reinsurance Jeff Greenberg: former CEO of Marsh & McLennan Chris Watson: former CEO of Gulf Insurance John Hendrickson: former member of Swiss Re Executive Board Jean-Marie Nessi: former head of PartnerRe Global Two non-management directors with insurance management backgrounds, however without P&C reinsurance expertise Ian Chippendale: former Chairman of RBS Insurance (personal auto) John Foos: former CFO of Independence Blue Cross (health insurance) Six private equity executives Jeff Greenberg: Aquiline Matthew Grayson: Welder Group Sander Levy: Vestar Mandakini Puri: BlackRock Alok Singh: New Mountain Christopher Watson: Aquiline Two Harvard academics Stephen Bradley John McCarthy Non-management directors‘ interest in common shares1 Approximately $585 million Non-management directors‘ interest in common shares1 Approximately $0.8 million CEO Edward Noonan: 30 years of experience in the insurance and reinsurance industry, president and CEO of American Re-Insurance Company from 1997 to 2002 CEO-Designate Michael Sapnar: 20 years in the insurance and reinsurance industry, previously chief underwriting officer Lead independent director Jeff Greenberg: former CEO of Marsh & McLennan Chairman Dick Press: former senior vice president of Wellington Management 21

What Transatlantic Stockholders Get With Validus Compelling increased offer Long-term upside potential Attractive currency, with strong stock price performance Board and management devoted to maximizing shareholder value Leading franchise positions in Bermuda and at Lloyd’s Deeply experienced management team Proven expertise in integrating two transformational business combinations Commitment to active capital management treating all shareholders equally 22

Endnotes

End Notes Page 5 1. As of October 31, 2011 the additional dividend was $2.00 – the aggregate amount available to pay the additional cash pre-closing dividend to all Transatlantic stockholders will be reduced on a dollar-for-dollar basis for any funds used by Transatlantic for share repurchases made after October 31, 2011. Therefore, as Transatlantic continues share repurchases from selling stockholders it will result in a lower pre-closing cash dividend payable to all Transatlantic stockholders in a transaction with Validus 2. In its Schedule 14D-9 dated November 4, 2011, Transatlantic disclosed $15.3 million in share repurchases between November 1 and November 3, 2011, for a total of 294,214 shares Source: SNL Page 6 1. With respect to Validus shares received in the transaction; pre-closing cash dividend taxed as dividend 2. The aggregate amount available to pay the additional $1.75 cash pre-closing dividend to all Transatlantic stockholders will be reduced on a dollar-for-dollar basis for any funds used by Transatlantic for share repurchases made after November 3, 2011. Therefore, as Transatlantic continues share repurchases from selling stockholders it will result in a lower pre-closing cash dividend payable to all Transatlantic stockholders in a transaction with Validus 3. Based on Transatlantic ($44.01) closing price on June 10, 2011 and Validus ($28.65) closing price on November 4, 2011; assuming additional cash dividend of $1.75 per share 4. Based on Transatlantic ($49.02) closing price on July 12, 2011 and Validus ($28.65) closing price on November 4, 2011; assuming additional cash dividend of $1.75 per share 5. Fully diluted shares calculated using treasury stock method, Transatlantic stock outstanding adjusted for buyback completed through November 3, 2011; Transatlantic share count will change based on ultimate share repurchase activity by Transatlantic 6. Validus has obtained HSR approval; Exchange Offer registration statement is effective; Validus filed its Form A with the New York Insurance Department on August 1, 2011 7. The timing, form and amount of the share repurchases under the program will depend on a variety of factors, including market conditions, the Company’s capital position relative to internal and rating agency targets, legal and regulatory requirements, contractual compliance and other factors. The repurchase program may be modified, extended or terminated by the Board at any time Source: SNL 24

End Notes (cont’d) Page 7 1. Increased Validus offer assuming additional cash dividend of $1.75 per share 2. AWAC offer consisted of fixed exchange ratio of 0.8800 AWAC shares per Transatlantic share Source: Company filings, SNL Page 11 1. Based on Transatlantic ($44.01) closing price on June 10, 2011 and Validus ($28.65) closing price on November 4, 2011; assuming additional cash dividend of $1.75 per share 2. The aggregate amount available to pay the additional $1.75 cash pre-closing dividend to all Transatlantic stockholders will be reduced on a dollar-for-dollar basis for any funds used by Transatlantic for share repurchases made after November 3, 2011. Therefore, as Transatlantic continues share repurchases from selling stockholders it will result in a lower pre-closing cash dividend payable to all Transatlantic stockholders in a transaction with Validus 3. Based on 2010 net reinsurance premiums written per Standard & Poor’s Global Reinsurance Highlights 2011 4. LTM as of 9/30/2011 5. The timing, form and amount of the share repurchases under the program will depend on a variety of factors, including market conditions, the Company’s capital position relative to internal and rating agency targets, legal and regulatory requirements, contractual compliance and other factors. The repurchase program may be modified, extended or terminated by the Board at any time Source: Company filings, Bloomberg, Moody’s, Standard & Poor’s, SNL, media reports, Validus analysis Page 12 1. Based on standalone 2010 GPW for Validus and NPW for Transatlantic Source: Company filings, Bloomberg, Moody’s, Standard & Poor’s, SNL, media reports, Validus analysis Page 13 1. Quarterly price / as-reported diluted book value per share shown for 1/1/2009 through 10/28/2011 – point value based on share price on day immediately following release of relevant quarter’s earnings. Transatlantic does not voluntarily report diluted book value per share and at September 30, 2011 reported book value per share was $69.67 and diluted book value per share was $67.55 (a difference of 3.1%) Source: Company filings, SNL 25

End Notes (cont’d) Page 16 1. Excluding Validus’ junior subordinated deferrable debentures from numerator, which are hybrid securities treated as equity by the rating agencies – included in capital (denominator) Source: Company filings, SNL Page 17 Note: All figures in $mm 1. From Transatlantic: “Represents prior period. (Adverse) / favorable reserve development. 30-Sep-2011 reserve development includes $61mm from UGC settlement that occurred in Q3 2011” 2. This table is on a calendar year basis and does not present accident or underwriting year data Source: Company filings Page 18 Sources: Company filings, SNL Page 21 1. Based on common stock ownership per 2010 proxy disclosure and share prices as of November 4, 2011; sum of personal beneficial interest and that of investment entities associated with directors Source: Company filings, SNL 26

Appendix Reconciliation of Non-GAAP Diluted Book Value Per Share

Diluted Book Value Per Share Reconciliation 28